                                                                  Exhibit (99)-4



                         [KU Energy Logo Appears Here]



                            [LG&E ENERGY LOGO APPEARS HERE]



          Planning for

          the Future:

          Our New Company

A Letter To
Our Shareholders


Dear Shareholder:

          In an important strategic move, KU Energy Corp. and LG&E Energy
Corp. have signed a definitive agreement to merge. The merged holding company, to be called LG&E Energy Corp., will be based in Louisville, KY and will have two utility subsidiaries -- Kentucky Utilities Company, based in Lexington, KY, and Louisville Gas and Electric Company, based in Louisville, KY. These wholly owned subsidiaries will maintain their respective names, logos and service territories.

          Your Board of Directors has voted unanimously in favor of the merger and believes it to be in the best interest of shareholders. The Board recommends that each shareholder vote FOR approval of the merger agreement, as presented in the enclosed proxy materials.

          The combination of these companies will bring together two of the industry's highest quality utility companies to form one of the largest, low-cost energy services holding companies in the nation. The combined company will also be one of the largest utility-affiliated energy marketers in the U.S. We believe that few companies in the industry will be better positioned to succeed in the rapidly emerging competitive energy marketplace.

          The merged company will offer significant strategic and financial benefits -- to its shareholders, employees, customers and communities -- which neither company could achieve alone. The efficiencies and synergies of the combined entity are expected to result in more than $680 million in net non-fuel savings over the next ten years. These savings will result in significant reductions, during the five years following consummation of the merger, in our customers' monthly energy bills. Further, the combined company is expected to benefit from greater opportunities for earnings and dividend growth through the pooling of KU Energy and LG&E Energy equity, management, human resources and technical expertise.

          We hope you share our enthusiasm in the combination of these two great companies and look forward to a future of increased growth and financial prosperity. More information about the merger is included in this brochure and in the enclosed joint proxy materials. We encourage you to read this information carefully and to complete and return the enclosed proxy form. Your vote is important. Your prompt response is greatly appreciated.

          We look forward to seeing you at our respective Special Shareholder Meetings, each to be held on October 14, 1997, for your consideration of this merger. If you have any questions or require further information, please contact the appropriate Shareholder Relations department:

        KU Energy       1-800-786-2558
        LG&E Energy     1-800-235-9705

        /s/ Michael R. Whitley
        Michael R. Whitley
        Chairman of the Board,
        President and
        Chief Executive Officer,
        KU Energy

        /s/ Roger W. Hale
        Roger W. Hale
        Chairman of the Board,
        President and
        Chief Executive Officer,
        LG&E Energy

The Combined
LG&E Energy

LG&E Energy
 . One of the largest utility-affiliated energy marketers in the U.S.
 . Diversified energy services and marketing company
 . Businesses in retail utility services, energy marketing and trading, power generation, and project development
 . The combined energy costs in Louisville, KY are among the lowest of any metropolitan area
 . Areas Served: 17 counties around Louisville, KY; two gas distribution companies in Argentina; equity interests in, and operation of, power plants in 7 states, Argentina, and Spain
 . 1996 revenues: $3.6 billion
 . 1996 net income:  $104 million
 . Customers: 351,000 electric and 277,000 natural gas

KU Energy
 . Largest electric utility in Kentucky
 . International model for efficient, low-cost energy production, solid financial management, and superior customer service
 . KU's rates are lower than any investor-owned utility in Kentucky or the surrounding region and are 48% below the national average
 . Non-utility business activities focus on energy-related opportunities
 . Areas Served:  77 Kentucky counties and 5 southwest Virginia counties
 . 1996 revenues: $712 million
 . 1996 net income:  $82 million
 . Customers: 464,000 electric

State-wide Service
[MAP OF KENTUCKY]

National Service
[MAP OF UNITED STATES]

International Service
[MAP OF SPAIN]
[MAP OF SOUTH AMERICA]

LG&E Energy
Combined Highlights

 . The merger of LG&E Energy and KU Energy will combine two of the nation's lowest cost, financially strong utilities.

 . The combined company will be one of the nation's largest utility-affiliated energy marketers.

 . The merged company will have assets in excess of $4.7 billion and a market capitalization of more than $3 billion based on year-end 1996 data.

 . More than 1.1 million electric and natural gas customers will be served in Kentucky, Virginia, and internationally.

 . The merged company will have access to 9,000 megawatts of low-cost generation through ownership of, or an interest in, 6,000 megawatts and contractual arrangements for another 3,000 megawatts of power generation.

 . LG&E Energy will be the parent of both Kentucky Utilities Company and Louisville Gas and Electric Company as well as each company's various non-utility subsidiaries.

 . Roger W. Hale, Chairman and Chief Executive Officer (CEO) of LG&E Energy, will be Chairman and CEO of the merged company.

 . Michael R. Whitley, Chairman and Chief Executive Officer of KU Energy, will be
  Vice-Chairman, President and Chief Operating Officer of the merged company.

 . Board representation will be nearly equal for both companies with LG&E Energy designating eight seats and KU Energy seven.

Service Maps Key
(see page 2)
---------------------------------
Gas-Electric Distribution Systems

Gas Distribution Systems

Fossil Fuel Power Plant

LG&E Gas Storage

Energy Marketing Pipeline,
Storage and Processing Plants

Wind Plants

Offices

Answers To Your Questions

Q: How will the merger benefit shareholders?
A: Shareholders will benefit through ownership of a larger combined company with increased financial strength. The merger will result in a significant reduction in operating costs, allowing the combined company to maintain its highly competitive rates while providing expanded opportunities for earnings and dividend growth through the pooling of each company's equity, management, human resources, and technical expertise. Most of all, the merging of these two quality companies should better ensure that shareholders will have ownership in a company that is well positioned to compete in the ever-changing and increasingly competitive energy marketplace.

Q: How many shares of LG&E Energy stock will I have after the merger and what will be its value?
A: Upon completion of the merger, owners of KU Energy common stock will receive
1.67 shares of LG&E Energy common stock for each share of KU Energy common stock held. Each share of LG&E Energy common stock will continue to represent one share of the combined company.

   The value of your LG&E Energy shares after the merger will be based on the daily market trading prices of LG&E Energy common stock. LG&E Energy common stock trades on the New York and Chicago stock exchanges under the symbol "LGE."

Q: How will fractional shares of stock be handled?
A: If the exchange of KU Energy stock would result in fractional shares of LG&E Energy stock, cash will be paid for the fraction of a share at the time your certificates are exchanged. Shares held under the KU Energy dividend reinvestment plan, employee stock ownership or savings plan at the time of the merger will be automatically converted into both full and fractional shares of LG&E Energy common stock. No exchange of certificates is required for shares held under these plans.

Q:  When should certificates be exchanged?
A: A Letter of Transmittal will be mailed to each KU Energy shareholder following completion of the merger. This letter will include instructions regarding exchange procedures. Until that time, shareholders should hold all certificates. Shares held in KU Energy's employee stock ownership or savings plan or the dividend reinvestment plan at the time of the merger will be automatically converted into both full and fractional shares of LG&E Energy common stock.

Q: Will I be taxed on the exchange of stock?
A: We expect the merger to qualify as a tax-free exchange. However, cash received in lieu of fractional shares or upon exercise of dissenters' rights must be declared on shareholders' federal income tax as taxable income. Shareholders are advised to consult a tax advisor in regard to this matter.

Q: Can I continue to trade shares of LG&E Energy and KU Energy?
A: Shares of LG&E Energy and KU Energy will continue to trade as LG&E Energy and KU Energy up to the effective time of the merger.

Q: What happens to the outstanding debt and preferred stock of the utility companies?
A: The debt and preferred stock of both utility companies will continue to be outstanding, i.e., the bonds and preferred

Answers To Your Questions

(continued from page 4)

stock of both Louisville Gas and Electric Company and Kentucky Utilities Company that are outstanding at the time of the merger will remain outstanding and unchanged.

Q: Did independent financial advisors review the exchange ratio?
A: Yes. Financial advisors were retained by both companies. The advisors, The Blackstone Group L.P. for LG&E Energy and Goldman Sachs & Co. for KU Energy, each rendered an opinion as to the fairness of the exchange ratio to shareholders. Additional information is included in the enclosed proxy materials.

Q: How will the merger affect the dividend policies of KU Energy and LG&E
   Energy?
A: Each company will continue its current dividend policy until the merger is complete. Following the merger, it is anticipated that the combined company will adopt LG&E Energy's dividend policy. That policy has resulted in increased dividends paid in each of the last 42 years. LG&E Energy expects to continue that policy consistent with sound financial practice. LG&E Energy's current indicated annual rate is $1.15 per common share.

Q: How will the merger affect the KU Energy dividend reinvestment plan?
A: LG&E Energy will maintain its dividend reinvestment plan. All shareholders who are participants in KU Energy's dividend reinvestment plan on the effective date of the merger will be automatically enrolled in LG&E Energy's dividend reinvestment plan.

Q: What vote is required by shareholders to approve the merger?
A: The affirmative vote of a majority of the outstanding common shares of each of LG&E Energy and KU Energy is required for approval of the merger. Your vote is important. Shares not voted will be considered votes against the merger.

Q: What other approvals are required?
A: Consummation of the merger is subject to the prior approval of the Kentucky Public Service Commission, the Virginia State Corporation Commission, the Federal Energy Regulatory Commission and the Securities and Exchange Commission. In addition, the Federal Trade Commission and the Department of Justice will review the merger.

Q: When will the merger be complete?
A: We expect the merger to be complete in the second half of 1998, subject to all required approvals.




                                   .   .   .

This information booklet does not purport to be complete and is qualified in its entirety by reference to the more detailed information appearing in the accompanying Joint Proxy Statement/Prospectus of LG&E Energy and KU Energy including the Annexes therein and the documents incorporated therein by reference. Shareholders are urged to read these materials in their entirety. This information booklet may not be used in connection with the solicitation of LG&E Energy and KU Energy shareholders' votes on the merger unless accompanied or preceded by the Joint Proxy Statement/Prospectus.


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